[Simpson Thacher & Bartlett LLP letterhead]

April 19, 2005

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0410
Attention: Ms. Nudrat Salik

    Re:
    Rockwood Holdings, Inc.
    Registration Statement on Form S-1
    Filed February 11, 2005
    File No. 333-122764

Dear Ms. Salik:

        In response to the Staff's telephonic request on April 14, 2005, Rockwood Holdings, Inc. (the "Company") is providing the following additional information to further explain its policies and procedures used to identify and evaluate the positive and negative evidence available to it in reaching its conclusion that a valuation allowance was not appropriate at December 31, 2003, and 2002 in the U.S. federal tax jurisdiction. With respect to December 31, 2001, the Company was in a net deferred tax liability position in the U.S. jurisdiction (as shown in the table below), and as the temporary differences were scheduled to turn during the NOL carry forward period, the Company concluded that no valuation allowance was required.

        The Company continues to believe, based on the weight of the available evidence, that no valuation allowance was required for the net deferred tax asset recognized related to the U.S. jurisdiction at December 31, 2003 and 2002 for the reasons set forth in its letters dated March 23, 2005, April 1, 2005 and April 8, 2005 and summarized herein.

Deferred Tax Assets (Liabilities)

($ in thousands)	2003 Total	2003 U.S.	2002 Total	2002 U.S.	2001 Total	2001 U.S.
Deferred Tax Asset (Liability)	$(11,499)	$3,261	$(21,794)	$(4,327)	$(39,732)	$(10,702)
DTA NOL Carry forward	39,755	28,014	13,389	12,878	12,067	5,794
DTA NOL State	4,751	4,751	12,317	12,317	5,591	5,591
Valuation Allowance	(16,433)	(4,751)	(10,056)	(9,080)	(5,847)	(5,591)

Net Deferred Tax Asset (Liability)	$16,574	$31,275	$(6,144)	$11,788	$(27,921)	$(4,908)

        The following table shows the U.S. federal NOLs and their expiration dates as well as the amount of annualized taxable income necessary in order to fully utilize these NOLs.

U.S. NOL Carry Forward:	2003	2002
Expiring 2020	$5,641	$5,641
Expiring 2021	19,358	19,358
Expiring 2022	12,574	12,574
Expiring 2023	41,100	—

	$78,673	$37,573

Annualized taxable income needed (net operating loss / 20 years):	$3,934	$1,879

Annualized taxable income available:	$20,300	$15,000

        The Company acknowledges that concluding that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. However, the Company believes that the positive evidence (in the form of significant taxable income identified through the application of the restrictive negative evidence steady state framework and available tax planning strategies) rebuts the presumption that a full or partial valuation allowance is required.

        The Company believes that, in situations in which future realization of deferred tax assets is dependent on taxable income from future operations, SFAS No. 109, Accounting for Income Taxes, requires the relative significance of cumulative losses be addressed within the guidance provided in paragraphs 24 and 103. Accordingly, in assessing the realization of U.S. jurisdiction net operating loss carry forwards for the years ended December 31, 2003 and 2002, by considering future taxable income, the Company has identified the key elements of both positive and negative evidence and evaluated such evidence by applying the guidance provided by paragraphs 24 and 103 of SFAS No. 109.

        December 31, 2002:    The Company was not in a three year cumulative loss position at December 31, 2002, and accordingly utilized the operating budgets and forecasts used by management in evaluating future taxable income expected to be available in future years to overcome the negative evidence of current period losses. The Company's predecessor had been in operation for many years and was profitable in all periods prior to the acquisition and recapitalization of the Company in November 2000. The Company's 2003 operating budgets forecasted $300 million of taxable income in the U.S. jurisdiction over the net NOL carry forward period.

        December 31, 2003:    In concluding that it will generate sufficient future taxable income to fully realize its recorded U.S. NOL carry forwards before they expire, the Company identified and evaluated the following adjustments to taxable loss for purposes of forecasting future taxable income: 2001 restructuring, 2003 debt refinancing and product changes in the Timber Treatment Chemicals Division (CCA to ACQ). The Company also identified an available tax planning strategy that provides a taxable gain sufficient to offset a significant portion of the net deferred tax asset.

        The Company prepared an analysis of future taxable income based on historical operating results as a factor to be evaluated in forming a conclusion that a valuation allowance was not needed in 2003 and 2002.

Computation of U.S. Jurisdiction Annualized Taxable Income

($ in millions)	3 Year Total	3 Year U.S.	2003 Annualized U.S.
Net loss:	$(219.4)	$(126.8)	$(42.3)
Less PIK interest not deductible until 2011 when paid in cash	53.8	53.8	19.6

Steady state taxable loss:	(165.6)	(73.0)	(22.7)
Adjustments:
2001 restructuring charge	9.7	9.7	3.2
2003 debt refinancing costs	38.3	38.3	12.8
Timber Treatment Chemicals Division product (CCA to ACQ)	—	—	27.0

Steady state taxable (loss)/income	$(117.6)	$(25.0)	$20.3

        PIK Interest Not Deductible Until 2011:    The Company's 2003 three-year cumulative historical operating results were adjusted for pay-in-kind (PIK) loan interest that is included in its consolidated net loss before taxes but is not currently deductible for U.S. tax reporting purposes. PIK interest is not deductible for U.S. tax purposes until paid which, under the terms of the agreements, was scheduled for 2011. The terms of the PIK loans do not permit payment prior to 2011 except with the proceeds of a qualifying equity issuance, which at that time was not planned.

        The Company has reflected the origination and reversal of this temporary difference in its forecast of future taxable income. This forecast results in sufficient taxable income being generated through 2008 to fully utilize its current U.S. NOL carry forwards. Because the PIK interest is recorded as interest expense for financial statement purposes but is not tax expense until paid, the annualized amount of the PIK interest expense was included as a temporary item to determine the steady state taxable income as part of the valuation allowance analysis. In order to properly analyze whether the deferred tax asset of $30.3 million recorded as of December 31, 2003 was fully recoverable, the actual amount of expected tax expense to be generated when the PIK notes were due in 2011 was included as an NOL in the analysis. The analysis resulted in a full utilization of the existing NOLs in 2008, three years prior to the payment of the PIK notes and loans based on the steady state taxable income of $20.3 million. The entire future PIK expense and resulting future NOL would be utilized by 2029 or three years prior to the expiration date of the NOL based on the steady state taxable income. A SFAS No. 109 compliant valuation analysis would only need to test whether the amount of the PIK interest and resulting DTA as of December 31, 2003 was fully recoverable within the carry forward period. Given the steady state taxable income amount, the DTA as of December 31, 2003 related to the PIK would be recovered within four years from the point of deductibility (gross amount of $81.1 million/$20.3 million = 4 years).

  •
  Adjustments to Taxable Loss: Although the Company has generated approximately $220 million in worldwide losses during the three years ended December 31, 2003, only $127 million related to losses within the U.S. tax jurisdiction. Average annual U.S. tax jurisdiction historical losses totaled $26.3 million dollars when computed after excluding a non-recurring restructuring charge incurred in 2001 of $9.7 million and 2003 debt refinancing costs of $38.3 million.

  •
  2001 Restructuring: During 2001 in connection with the KKR acquisition and its resulting organization as a stand-alone company, the Company undertook certain severance restructuring actions within its worldwide salary and hourly workforce in an effort to reduce employee costs and headcounts. As a result, in 2001, a total of 220 individuals were terminated in 2001 and $9.0 million of severance costs were recorded. The Company considered this $9.7 million restructuring expense (including $0.7 million of write-down of property, plant and equipment), shown in the Company's consolidated statement of operations for 2001, to be a specific, unusual non-recurring item and excluded it from its cumulative historical average losses, which serve as the base for its forecast of future taxable income.

  •
  2003 Debt Refinancing: In July 2003, the Company wrote off $36.9 million of deferred debt issuance costs relating to long-term debt that was repaid as part of the July 2003 debt refinancing. In December 2003, the Company incurred $1.4 million of expenses in connection with a further modification of its senior credit agreement resulting in a 75 basis point interest rate reduction on $290.0 million of its senior debt. The Company has considered these charges to be specific, unusual non-recurring items and excluded $38.3 million from its cumulative historical average losses, which serve as the base for its forecast of future taxable income.

      The Company considered these $38.3 million in charges to be specific, unusual non-recurring items for the following reason: When KKR acquired the specialty chemicals businesses of Laporte in November 2000 and in connection therewith formed the Company, the Company incurred approximately $875 million of acquisition debt, $325 million of which was a variable rate bridge loan which included a 50 basis point increase in the interest rate starting in May 2001 and increasing 50 basis points quarterly until either interest payable in cash was accruing at 14% per year or total interest was accruing at 16% per year. Given the potential significant increase in the interest rate, from the time the bridge loan was incurred, the Company intended to repay the bridge loan through the issuance of notes in the capital markets. After an unsuccessful notes offering during July 2001, Rockwood Specialties Group Inc. issued $375.0 million aggregate principal amount of 10 5/8% senior subordinated notes due 2011 in July 2003 and used the net proceeds to repay the bridge loan. The issuance of these subordinated notes completed the planned financing related to the KKR acquisition. At this time, the Company had no future intention or need to further refinance its debt.

    •
    Product Changes in the Timber Treatment Chemicals Division (CCA to ACQ): The Company adjusted projected future taxable income to factor in increased sales for environmentally advanced chemicals (ACQ), which are growing rapidly in North America as well as in Europe. ACQ demand increased following an industry-wide voluntary transition to non-arsenic-chrome-based wood protection products. In the culmination of that process, in March 2003, the EPA amended the registrations for CCA prohibiting CCA treatment of wood, effective December 31, 2003, for use in most residential settings. Various types of restrictive legislation, which would further affect the ability to use arsenic-based chemicals are currently being proposed in various jurisdictions in the United States and Canada. In European Union markets, restrictions were enacted in mid-2004.

ACQ Product Mix Impact on Future Taxable Income

	Two Months Ended 2/29/2004	Two Months Ended 2/28/2003
CCA volume sold in U.S. (lbs.—thousands)	1,880	5,925
ACQ volume sold in U.S. (lbs.—thousands)	4,436	852

Total (equivalent of ACQ)	5,846	5,296

CCA sales in U.S. ($—thousands)	$1,934	$5,796
ACQ sales in U.S. ($—thousands)	17,926	3,507

Total	$19,860	$9,303

CCA contribution margin in U.S. ($—thousands)	$530	$1,728
ACQ contribution margin in U.S. ($—thousands)	7,359	1,195
Other margin variances	(419)	0

Total	$7,470	$2,923

Annualized net contribution margin effect ($—millions):	$27.0

(1)
Based on a constant volume level over 2003, the contribution margin would have been $913,000 lower in 2004 resulting in an annualized contribution margin of $21.8 million.

    The Company's forecast of future taxable income includes the extrapolation of the increase in the Timber Treatment Chemicals division's taxable net income achieved during January and February 2004 of $4.5 million, or $27.0 million dollars on an annualized basis. These first two months of 2004 constituted the first two months following the EPA ban effective December 31, 2003. At the time the Company was weighing the positive and negative evidence, it did not consider the expected growth in sales when including this increase in sales in the calculation of projected future taxable net income because the Company did not believe, even with the dramatic regulatory changes, projected continued growth represented verifiable evidence at this time.

    The decision to annualize the two months' performance was based on the following considerations:

    •
    sales and earnings are historically the lowest during January and February due to seasonality factors and were indicative of an extrapolation of future ACQ results; and

    •
    actual results for 2004 were available for January and February (i.e., the Company did not use projections).

    As discussed during the telephone conversation on April 14, the Company's 2003 and 2004 budgets were based on the expectation that suppliers and retailers would convert from CCA to ACQ during the fourth quarter of 2003. The supplement to the response letter dated April 8, 2005 included the EBITDA bridge from the expected 2003 EBITDA to budgeted EBITDA 2004 for Timber Treatment Chemicals of $17 million. The 2003 forecast and the 2004 budget were both prepared based on a gradual conversion of ACQ as opposed to a legislated EPA date of December 31, 2003. Earnings for the last two months of 2003 were $2.1 million higher than forecast (total earnings of $7.7 million). Given the higher earnings in the last two months of 2003, the higher amounts for January and February as discussed above and the fact that the complete conversion did not take place until the beginning of 2004, the Company used the information that was objectively verifiable through February 2004 to determine the steady-state taxable income. Because the Company was in a three-year cumulative loss position in 2003, the budgeted increase in the earnings was not considered objectively verifiable evidence and therefore excluded from the analysis.

    The 2004 increase in the Timber Treatment Chemicals Division 2004 earnings were significantly higher than the budget and was equivalent to the extrapolation performed as part of the SFAS 109 exercise.

    Even if the budgeted increase of $17 million were utilized in the Company's analysis of future taxable income, the conclusion that no valuation allowance was required would not have changed as the steady-state future taxable income of $10.3 million still exceeds the $3.9 million required to recover the deferred tax asset.

  •
  Tax Planning Strategy: The Company also identified a significant tax planning strategy as part of its evaluation of evidence needed to rebut the presumption that a full valuation allowance was required for U.S. NOL carry forwards at December 31, 2003. While the existence of a qualifying strategy often provides more objectively determinable evidence of realization and may be given more weight than a forecast of future taxable income, in its analysis the Company identified the sale of an appreciated non-core business, but did not rely entirely on the potential sale because the Company had other sources of taxable income which were sufficient for it to conclude that no valuation allowance was required at December 31, 2003.

    The Company operates a portfolio of specialty chemicals businesses serving various customers and end-use markets. The Company is committed to buying and selling businesses within this portfolio as opportunities arise to enhance the overall results of the Company. The Company is committed to selling assets which are non-core and which would generate a taxable gain in the event of expiring U.S. Federal NOLs.

    The Company does not have a contract currently in place to sell the company identified as an non-core appreciated business but remains committed to applying this strategy in the future if necessary to fully realize the U.S. NOL carry forward prior to its expiration.

        The Company respectfully requests that a telephonic meeting take place to satisfy any request for any additional information or answer any further questions regarding this matter. Please call me (212-455-2758) or Anette Somosi (212-455-2485) of this firm to discuss the above matter.

Very truly yours,

/s/ Roxane F. Reardon

Roxane F. Reardon

Copies to:

Rufus Decker—Securities and Exchange Commission
Lesli Sheppard—Securities and Exchange Commission
Thomas J. Riordan—Rockwood Holdings, Inc.
William Calder—Deloitte & Touche LLP